SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                 Entrade, Inc. (f.k.a. ARTRA Group Incorporated)
                 _______________________________________________
                                (Name of Issuer)


                          Common Stock, $0.00 Par Value
                        _________________________________
                         (Title of Class of Securities)


                                    29382L100
                                 ______________
                                 (CUSIP Number)


                                December 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Continued on the following page(s)
                               Page 1 of 11 pages

                                  SCHEDULE 13G

CUSIP No. 29382L100                                           Page 2 of 11 Pages





1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                          WHITE ROCK CAPITAL PARTNERS, L.P.

2                Check the Appropriate Box If a Member of a Group*
                                                a.  [ ]
                                                b.  [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           TEXAS

                                   5      Sole Voting Power
            Number of                            101,000
              Shares
           Beneficially            6      Shared Voting Power
             Owned By                            0
               Each
            Reporting              7      Sole Dispositive Power
              Person                             101,000
               With
                                   8      Shared Dispositive Power


9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       101,000 /1/


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                       [X]

11               Percent of Class Represented By Amount in Row (9)

                              .72%

12               Type of Reporting Person*
                              PN; IV


/1/  Position as of February 10, 2000.



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29382L100                                           Page 3 of 11 Pages



1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          WHITE ROCK CAPITAL MANAGEMENT, L.P.

2                Check the Appropriate Box If a Member of a Group*
                                                a.  [ ]
                                                b.  [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           TEXAS

                               5        Sole Voting Power
            Number of                             5,500
              Shares
           Beneficially        6        Shared Voting Power
             Owned By                             685,500
               Each
            Reporting          7        Sole Dispositive Power
              Person                              5,500
               With
                               8        Shared Dispositive Power
                                                  685,500

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       691,000 /1/

10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                       [ ]

11               Percent of Class Represented By Amount in Row (9)

                                       4.95%

12               Type of Reporting Person*
                              PN; IA


/1/  Position as of February 10, 2000.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29382L100                                           Page 4 of 11 Pages



1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                          WHITE ROCK CAPITAL , INC.

2                Check the Appropriate Box If a Member of a Group*
                                                a.  [ ]
                                                b.  [X]
3                SEC Use Only

4                Citizenship or Place of Organization

                           TEXAS

                               5        Sole Voting Power
            Number of                        0
              Shares
           Beneficially        6        Shared Voting Power
             Owned By                        691,000
               Each
            Reporting          7        Sole Dispositive Power
              Person                         0
               With
                               8        Shared Dispositive Power
                                             691,000

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                                691,000 /1/

10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                       [ ]

11               Percent of Class Represented By Amount in Row (9)

                              4.95%

12               Type of Reporting Person*
                              CO; IA


/1/  Position as of February 10, 2000.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29382L100                                           Page 5 of 11 Pages



1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                          THOMAS U. BARTON

2                Check the Appropriate Box If a Member of a Group*
                                                a.  [ ]
                                                b.  [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           UNITED STATES

             Number of     5       Sole Voting Power
              Shares                    0
           Beneficially
             Owned By      6       Shared Voting Power
               Each                     691,000
            Reporting
              Person       7       Sole Dispositive Power
               With                     0

                           8       Shared Dispositive Power
                                        691,000


9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       691,000 /1/

10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                          [ ]

11               Percent of Class Represented By Amount in Row (9)

                              4.95%

12               Type of Reporting Person*
                              IA


/1/  Position as of February 10, 2000.



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29382L100                                           Page 6 of 11 Pages



1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                          JOSEPH U. BARTON

2                Check the Appropriate Box If a Member of a Group*
                                                a.  [ ]
                                                b.  [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           UNITED STATES

                                 5          Sole Voting Power
            Number of                             0
              Shares
           Beneficially          6          Shared Voting Power
             Owned By                             691,000
               Each
            Reporting            7          Sole Dispositive Power
              Person                              0
               With
                                 8          Shared Dispositive Power
                                                  691,000


9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       691,000 /1/

10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                       [ ]

11               Percent of Class Represented By Amount in Row (9)

                                       4.95%

12               Type of Reporting Person*
                      IA



/1/  Position as of February 10, 2000.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages

Item 1(a)         Name of Issuer:

                  Entrade, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  500 Central Avenue, Northfield, IL 60093

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners");

                  (ii) White Rock Capital Management,  L.P., a Texas limited partnership ("White Rock Management");

                  (iii)White Rock Capital, Inc., a Texas corporation ("White
                       Rock, Inc.");

                  (iv) Thomas U. Barton; and

                  (v)  Joseph U. Barton.

                  This statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners and White Rock Management. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                  (i)   White Rock Partners is a Texas limited partnership;

                  (ii)  White Rock Management is a Texas limited partnership;

                  (iii) White Rock, Inc. is a Texas corporation;

                  (iv)  Thomas U. Barton is a United States citizen; and

                  (v)   Joseph U. Barton is a United States citizen.

Item 2(d)         Title of Class of Securities:

                      Common Stock, $0.01 par value (the "Shares")

                                                              Page 8 of 11 Pages


Item 2(e)         CUSIP Number:

                               29382L100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                               This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 10, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of White Rock, Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 691,000 Shares. This number consists of (1) 584,500 Shares held for the accounts of White Rock Clients, (2) 101,000 Shares held for the account of White Rock Partners and (3) 5,500 Shares held for the account of White Rock Management.

                  (ii)     White  Rock   Partners   may  be  deemed  to  be  the
beneficial owner of the 101,000 Shares held for its account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 4.95% of the total number of Shares outstanding.

                  (ii) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately .72% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     White Rock Partners
     -------------------

     (i)   Sole power to vote or to direct the vote:                     101,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        101,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     White Rock Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                       5,500

     (ii)  Shared power to vote or to direct the vote:                   685,500

                                                              Page 9 of 11 Pages


     (iii) Sole power to dispose or to direct the disposition of:          5,500

     (iv)  Shared power to dispose or to direct the disposition of:      685,500

     White Rock, Inc.
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   691,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      691,000

     Thomas U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   691,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      691,000

     Joseph U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   691,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      691,000



Item 5.           Ownership of Five Percent of Less of a Class:

                           If this  Statement  is being filed to report the fact
that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           (i)      The  shareholders or partners of each of the
White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                                                             Page 10 of 11 Pages


                           (ii)     The partners of White Rock Partners have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                           (iii)    The partners of White Rock  Management  have
the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

         White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients and White Rock Management.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                         This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 11 Pages



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2000            WHITE ROCK CAPITAL PARTNERS, L.P.

                                    By:      White Rock Capital Management, L.P.
                                             Its General Partner

                                             By:      White Rock Capital, Inc.
                                                      Its General Partner

                                                      By:      /S/ PAULA STOREY
                                                               -----------------
                                                               Paula Storey
                                                               Attorney-in-Fact


Date:  February 11, 2000            WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                    By:      White Rock Capital, Inc.
                                             Its General Partner

                                             By:      /S/ PAULA STOREY
                                                      --------------------------
                                                      Paula Storey
                                                      Attorney-in-Fact

Date:  February 11, 2000            WHITE ROCK CAPITAL INC.

                                    By:      /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact


Date:  February 11, 2000            THOMAS U. BARTON


                                    By:      /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact


Date:  February 11, 2000            JOSEPH U. BARTON


                                    By:      /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact